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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)



                             BAY STATE BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    072611106
                -----------------------------------------------
                                 (CUSIP Number)

       John F. Murphy, 1299 Beacon Street, Brookline, Massachusetts 02446
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 6, 2002
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.



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                                  SCHEDULE 13D
CUSIP No.  072611106

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       John F. Murphy
--------------------------------------------------------------------------------
   2   CHECK BOX IF A MEMBER OF A GROUP                                  (a) /_/
                                                                         (b) /_/

--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  /_/
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
      NUMBER OF          41,104 (not including 47,538 shares subject to options)
       SHARES      -------------------------------------------------------------
    BENEFICIALLY     8   SHARED VOTING POWER
      OWNED BY
        EACH       -------------------------------------------------------------
      REPORTING      9   SOLE DISPOSITIVE POWER
       PERSON            26,423 (not including 47,538 shares subject to options,
        WITH             8,871 shares of unvested restricted stock awards and
                         5,810 shares allocated under the Bay State Federal
                         Savings Bank Employee Stock Ownership Plan)
                   -------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,837 shares (including 47,538 shares subject to options)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       5.39%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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Item 1.     Security and Issuer
            -------------------

      This Schedule 13D relates to shares of common stock, par value $0.01 per share, of Bay State Bancorp, Inc. (the "Company"), a Delaware corporation having its principal executive offices at 1299 Beacon Street, Brookline, Massachusetts, 02446.

Item 2.     Identity and Background
            -----------------------

            (a)   This Schedule 13D is being filed on behalf of John F. Murphy.

            (b) Mr. Murphy's business address is 1299 Beacon Street, Brookline, Massachusetts, 02446.

            (c) Mr. Murphy is the Chairman of the Board, President and Chief Executive Officer of the Company and Chairman of the Board and Chief Executive Officer of Bay State Federal Savings Bank, the Company's wholly-owned subsidiary, which has the same principal executive office as the Company.

            (d) Mr. Murphy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Mr. Murphy has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Murphy is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      1,004 shares were acquired by Mr. Murphy as a result of being allocated such shares under the Bay State Federal Savings Bank Employee Stock Ownership Plan. These shares were acquired by Mr. Murphy without payment.

      308 shares were acquired by Mr. Murphy as a result of being allocated such shares under the Bay State Federal Savings Bank 401(a) plan. These shares were acquired by Mr. Murphy without payment.

      47,538 shares may be acquired by Mr. Murphy upon the exercise of stock options under the Bay State Bancorp, Inc. 1998 Stock-Based Incentive Plan. These options are exercisable within sixty days of May 6, 2002. The exercise price for each of these options is $19.75.

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Item 4.     Purpose of Transaction
            ----------------------

      The shares being covered by this Schedule 13D are being held for investment purposes. Mr. Murphy may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

      Except as described above and in his capacity as President and Chief Executive Officer, Mr. Murphy does not have any present plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      (a) Mr. Murphy beneficially owns 88,837 shares, representing 5.39% of the 1,649,541 outstanding shares of the Company's common stock.

      The beneficially owned shares includes 47,538 shares that Mr. Murphy may acquire within the next sixty days pursuant to exercisable options.

      (b) Mr. Murphy has sole voting power over 41,104 shares, which includes 8,871 shares of unvested restricted stock and 5,810 shares allocated to Mr. Murphy's account under the Bay State Federal Savings Bank Employee Stock Ownership Plan.

            Mr. Murphy has sole dispositive power over 26,423 shares.

            Mr. Murphy has no shared voting or dispositive power over any shares.

      (c) Except as reported in Item 3 hereof, there have been no transactions in the common stock of the Company effected during the past sixty days by Mr. Murphy.


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      (d) No other  person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in Item 5(a).

      (e)   Not applicable.

Item 6.     Contracts, Arrangements, Understandings, and Relationships with
            ---------------------------------------------------------------
            Respect to Securities of the Issuer
            -----------------------------------

      There are no contracts, arrangements, understandings or relationships between Mr. Murphy and any person with respect to any securities of the Company's common stock.

Item 7.     Material Required to be Filed as Exhibits
            -----------------------------------------

      None.


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                                    SIGNATURE
                                    ---------


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


May 10, 2002                     By: /s/ John F. Murphy
                                     -------------------------------------------
                                     John F. Murphy (in his individual capacity)






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